February 28, 2006

David R. Humphrey, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ArvinMeritor, Inc.
Commission File No. 1-15983
Form 10-K for the fiscal year ended October 2, 2005

Dear Mr. Humphrey:

This letter responds to the comments of the staff of the Securities and Exchange Commission (“Commission”) on the above referenced Annual Report on Form 10-K (“Form 10-K”) of ArvinMeritor, Inc. (the “company”). The staff’s comments were made in a letter dated February 27, 2006, to James D. Donlon, III, Senior Vice President and Chief Financial Officer of ArvinMeritor. The staff’s comments, followed by ArvinMeritor’s responses, are set forth below.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, Page 23

1.

We would expect MD&A to include a discussion of your results of operations, financial condition and changes in financial condition on a GAAP basis. Instead you have presented your discussions of cash flows exclusively on a non-GAAP basis, here and throughout your narrative. Please revise your presentation accordingly. We will not object if you also wish to disclose the dollar impact of your accounts receivable securitization and factoring programs upon the financial performance measures on a GAAP basis.

Response – The company will comply with the above comment in future filings by discussing operating cash flows in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on a GAAP basis. We will, however, continue to disclose the dollar impact of the accounts receivable securitization and factoring programs on operating cash flows in the table in MD&A.

On February 28, 2006, the company filed with the Commission a Current Report on Form 8-K (“Form 8-K”), revising its audited consolidated financial statements for the fiscal years ended September 30, 2005, 2004 and 2003, and the related MD&A, to reflect the reclassification of its Light Vehicle Systems ride control business as discontinued operations. The Form 8-K was filed in anticipation of incorporating the financial statements into a new registration statement to be filed under the Securities Act of 1933. Because the company received the staff’s letter before this filing was made, the company also revised pages 2 and 9 of the MD&A filed with the Form 8-K to discuss operating cash flows on a GAAP basis, in response to the staff’s comment.

Non-GAAP Measures, page 24

2.

We note that you have included the non-GAAP measure “cash flow from operations before accounts receivable securitization and factoring program,” citing as support for its inclusion its usefulness to both management and investors in analysis of financial position. Please note that FR 65 requires, as support for the inclusion of non-GAAP measures, the purpose for which the measure is used by management. Your current disclosure is overly general in nature and does not provide insight to the reader of the financial statements into why this measure is important to management’s analysis of

Securities and Exchange Commission

February 28, 2006

financial position. It is particularly important that you meet the burden of demonstrating the usefulness of such a measure as you are eliminating a recurring item. The measure more likely would be permissible if management reasonably expected that the financial impact of the item would disappear in the near term. Please either revise your explanation to provide adequate support or remove the non-GAAP measure from the presentation of operating cash flows and from related narrative discussions.

Response – As noted above, in future filings the company will discuss operating cash flows on a GAAP basis in the MD&A, and will disclose the dollar impact of securitization and factoring programs in the table. We will also further explain why management believes that operating cash flows without the impact of these programs is a meaningful measure of the company’s cash flow from operations. The company has revised page 3 of the MD&A in the Form 8-K to address the staff’s comment.

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; that staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or would like to discuss our responses to your comments, please contact the undersigned at 248/435-6105.

Sincerely,

ARVINMERITOR, INC.

By: /s/ James D. Donlon, III
James D. Donlon, III

Senior Vice President and
Chief Financial Officer

cc:	Amy Geddes, Esq.
Margery Reich, Esq.